December 18, 2019

VIA EDGAR

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Officer

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Ellington:

In a telephone conversation on December 2, 2019, you provided comments regarding the annual shareholder report for the period ended June 30, 2019 for the AmericaFirst Quantitative Funds (the "Registrant") as well as comments to the 2019 prospectus for a  fund of the Registrant.  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. In the Letter to Shareholders, please assure that all the material factors that affected each Fund's performance are specifically described.  Additionally, the AmericaFirst Tactical Alpha Fund did not have a specific description of factors affecting it.  In the future, please assure that each Fund is specifically identified.

Response:  The Registrant undertakes to provide enhanced specificity of performance related factors for each Fund and to assure each Fund has a stand-alone description of factors affecting performance in future filings.

Comment 2. In the Schedule of Investments, the table that describes the categories of investments provides detail that is too specific to be helpful to shareholders.  For example, in the AmericaFirst Defensive Growth Fund there are approximately 50 line items describing the sectors in which the Fund invests.  Please undertake to make the description of sectors more meaningful by reducing their number.

Response:  The Registrant undertakes to make the description of categories of investments in each the Schedule of Investments more meaningful by reducing the number of categories in future filings.

Comment 3.  In the Schedule of Investments for the AmericaFirst Seasonal Rotation Fund, the Fund holds a significant amount of an investment company (an iShare ETF) that is greater than or equal to 25% of the Fund's net assets.  The notes to the financial statements should provide information to shareholders whether they may receive information on this underlying iShare ETF.  For example, www.sec.gov.

Response:  The Registrant undertakes to provide, in future filings, a link or links to information on underlying investment company investments that are greater than or equal to 25% of a Fund's net assets.

Comment 4. In the Schedule of Investments for the AmericaFirst Income Fund, REITs compose a significant portion of the Fund's investments.  Therefore, the notes to the financial statement should have a disclosure describing the estimation procedure for classifying distributions received from REITs whereby distributions are described as estimated income dividend, capital gain, and return of capital during the year and are reconciled at the end of the year.

Response:  The Registrant undertakes to provide, in future filings, REIT related information in the notes to the financial statements describing the estimation procedure for distributions from REITs whereby distributions are described as estimated income dividend, capital gain, and return of capital during the year and are reconciled at the end of the year or as soon as possible.

Comment 5. In the Schedule of Investments for the AmericaFirst Income Fund, there is a security issued by CitiGroup that has a complex interest payment schedule.  In the future, endeavor to provide greater detail so that shareholders can understand the way the formula works.

Response:  The Registrant undertakes to provide, in future filings, greater detail on all interest payment formulas so that shareholders can understand the way the formula works.

Comment 6. In the Statement of Assets and Liabilities for the AmericaFirst Large Cap Share Buyback Fund and the AmericaFirst Income Fund, the receivable from advisor appears to represent amounts greater than those that would be due for more than a one month period.  Please provide information on when this was settled and confirm that the

Registrant has procedures in place to assure that receivable from advisor does not extend more than one month.

Response:  The Registrant notes that the receivable from advisor amounts were paid on September 23, 2019.  Additionally, the Registrant has reviewed its receivable from advisor procedures and refreshed a notice-type function to assure that receivable from advisor will not extend beyond one month.

Comment 7. In the Statement of Assets and Liabilities for the AmericaFirst Defensive Growth Fund and the AmericaFirst Tactical Alpha Fund, please add a line item describing contingent liabilities for unfunded commitment.  The line item may show $0 amounts but include as asterisk to a footnote directing shareholders to the notes of the financial statements describing the unfunded commitments related to private investments.  Please refer to Article 6-04(15) of Regulation S-X.

Response:  The Registrant undertakes to provide, in future filings, such detail.

Comment 8. In the Financial Highlights for the Class A Shares of the AmericaFirst Tactical Alpha Fund, with respect to the line items describing recoupment of previously waived advisory fees, please relabel these as recoupment rather than waiver recovery to provide shareholders with a greater understanding of the nature of the recoupment of the advisor.

Response:  The Registrant undertakes to provide, in future filings, such relabeling detail.

Comment 9. In the Notes to the Financial Statements:

a.

Note 3 has a description of affiliated investments.  The number of shares should be included in this Note.  Please refer to Article 12-14 of Reg. S-X.

Response:  The Registrant undertakes to provide, in future filings, such detail.

b.

Note 3 – Please provide greater description about the amount of fee waiver subject to recoupment by share class.  Additionally, provide a historical description of the amounts that have been recouped.

Response:  The Registrant undertakes to provide, in future filings, such detail.

c.

Please update the fee waiver recoupment language so that it is consistent across the prospectus fee tables, annual report and semi-annual report.  The prospectus description is the preferred reference for such recoupment descriptions.

Response:  The Registrant undertakes to provide, in future filings, such detail.

Comment 10.  For all funds of the Registrant, please order risks in the order of importance rather than alphabetically.  Please refer to a speech presented to the Investment Company Institute by Dalia Blass in October 2018.  The Staff's position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund's strategy.  Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders an indication of which risks are of greater concern or salient to a fund.  Thus, pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each fund's principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.  See ADI 2019-08, "Improving Principal Risks Disclosure" at www.sec.gov.

Response:  The Registrant has given the Staff's position, as well as Ms. Blass' remarks and ADI 2019-08, thoughtful consideration.  The Registrant undertakes to evaluate a means of disclosing each fund's most relevant risks ahead of other risks in the combined prospectus.  Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff's position into consideration when preparing future filings and will seek to make such a re-ordering to the extent it can do so without potentially misleading shareholders.

Comment 11. In the Fee Table for the AmericaFirst Monthly Risk On Risk Off Fund, please include recoupment as a separate line item to make it clear to shareholders.

Response:  The Registrant undertakes to provide, in future filings, such detail.

Comment 12. The Acquired Fund Fees and Expenses calculation presented in the Prospectus for the AmericaFirst Income Fund shows one basis point of Acquired Fund Fees and Expenses.  However, it would appear that the Fund held a significant amount of business development companies and similar investment companies which would suggest that one basis point understates the actual amount of Acquired Fund Fees and Expenses.  If collected, please amend the Prospectus for this Fund or if one basis point is correct, please so state and provide evidentiary matters such as a spreadsheet or other means of demonstrating that one point is the correct calculation.

Response:  The Registrant has recalculated Acquired Fund Fees and Expenses and refiled the Fund's prospectus and summary prospectus and distributed the updated summary prospectus.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

                                                                      Sincerely,

                                                                      /s/

                                                                      Parker Bridgeport